1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

July 29, 2019

Via EDGAR

Mr. Joshua Shainess

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Modern Media Acquisition Corp. S.A.
Amendment No. 2 to Form F-4
Filed June 11, 2019
File No. 333-229613

Dear Mr. Shainess:

On behalf of our client, Modern Media Acquisition Corp. S.A. (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 21, 2019 (the “Comment Letter”) in regard to the above-referenced Amendment No. 2 to the draft registration statement on Form F-4 (the “Registration Statement”). In conjunction with this letter, the Company is publicly filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). The changes reflected in Amendment No. 3 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. All defined terms in this letter have the same meaning as in the Registration Statement, unless otherwise indicated.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

Amendment No. 2 to Registration Statement on Form F-4

Questions and Answers about the Business Combination and the Special Meeting Will holders of MMAC Common Stock, MMAC Rights or MMAC Warrants be subject to U.S. federal income tax on the PubCo Ordinary Shares..., page 5

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADH SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 29, 2019

1.

Where you discuss the tax consequences throughout the registration statement (e.g., on pages 12 and 20), disclose that you received a legal opinion on the tax consequences and that the opinion contains uncertainty that the business combination will be non-taxable to MMAC securityholders.

Response: In response to the Staff’s comment, the Company has revised all discussions of the tax consequences in the registration statement to state that such conclusions are legal opinions and to point readers to the full discussion of the tax opinion under the heading “Material U.S. Federal Income Tax Consequences of the Business Combination.” The Company has also revised such discussions to highlight that there is uncertainty as to whether the Business Combination will be taxable for U.S. Holders of MMAC securities and/or MMAC Rights. Please see pages 12 and 20 of Amendment No. 3

Recent Developments, page 16

2.

In your preliminary results for the quarter ended March 31, 2019, you disclose the number of subscribers, registered users, and expected revenues for the quarter. To provide context to this information, also disclose expected net income.

Response: In response to the Staff’s comment, the Company has revised the “Recent Developments” disclosure to include expected net income. Please see page 16 of Amendment No. 3.

Unaudited Pro Forma Condensed Combined Financial Statements Introduction, page 122

3.

Please disclose the stockholder redemptions that occurred in connection with the Second Extension, and indicate the number of common shares that will remain issued and outstanding and the value of the remaining assets held in the trust account. Address how you have treated the redemptions in your pro forma information.

Response: In response to the Staff’s comment, the Company has revised the pro forma presentations to clarify the effect of redemptions elected in connection with the Second Extension. Please see page 122 of Amendment No. 3.

Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2018, page 125

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 29, 2019

4.

Please present in a separate column immediately after the historic MMAC balance sheet information, pro forma adjustments to give effect to the redemptions elected by shareholders in connection with the Second Extension. This should be followed by a subtotal column which presents MMAC on a pro forma basis reflecting the effects of the redemptions.

Response: In response to the Staff’s comment, the Company has revised the pro forma condensed combined statement of financial position as of December 31, 2018 to give effect to redemptions elected in connection with the Second Extension. Please see page 125 of Amendment No. 3.

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If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573 or mlhanson@jonesday.com.

Very truly yours,

/s/ Mark L. Hanson

cc:	Lewis W. Dickey, Jr.
Bradley C. Brasser, Esq.
Robert B. Barnes, Esq.
Mitchell Day, Esq.
(Jones Day)
Mitchell S. Nussbaum, Esq.
David J. Levine, Esq.
(Loeb & Loeb LLP)